Canagold Accelerates Antimony Production Strategy with Additional Drilling and Technical Studies

Vancouver, B.C. - February 25, 2026 - Canagold Resources Ltd. (TSX: CCM, OTCQB: CRCUF, Frankfurt: CANA) (the "Company" or "Canagold") is pleased to announce plans for a comprehensive 2026 work program at its 100%-owned New Polaris project ("New Polaris" or "project"), focused on expanding gold-antimony resources and advancing technical studies to evaluate the financial benefits of incorporating antimony production into the project development plans and economics.

The fully funded program, will include approximately 7,000 metres of diamond drilling, scheduled to commence in June and continue through July 2026. The drilling will target expansion of the high-grade gold-antimony mineralization within and adjacent to the current mine plan outlined in the feasibility study completed in July 2025. The objective is to further define and potentially increase the gold-antimony resource base in areas expected to have a direct and positive impact on early production and overall project economics.

In parallel, the Company will undertake additional metallurgical test work and preliminary engineering studies to optimize the flotation and refining process flowsheet for the production of saleable antimony metal. Drill core from the 2026 program will provide fresh material for detailed metallurgical characterization, recovery optimization, and product specification testing.

Importantly, the majority of mining, crushing, grinding, and processing costs associated with antimony recovery are already incorporated within the existing gold-focused mine plan. As a result, the addition of a saleable antimony product is expected to represent a meaningful incremental revenue stream with limited additional capital or operating cost requirements.

Engineering and financial studies planned for 2026 will quantify the potential impact of antimony revenue on overall project cash flow, operating margins, and after-tax returns.

Upon completion of the drilling and metallurgical programs, the Company expects to have sufficient technical and economic data to support the inclusion of antimony production and revenue into the current project economics.

The Company believes that integrating antimony production, enhances the strategic and economic profile of New Polaris, particularly in light of growing global demand for secure and diversified critical mineral supply.

Further updates will be provided as the 2026 work program advances.

Qualified Persons

In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Garry Biles, P.Eng, President & COO is the Qualified Person for the Company and has prepared, validated, and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting activities on its projects.

About Canagold

Canagold Resources Ltd. is an advanced development company dedicated to advancing the New Polaris Project through feasibility, permitting, and production stages. Additionally, Canagold aims to expand its asset base by acquiring advanced projects, positioning itself as a leading project developer. With a team of technical experts, the Company is poised to unlock substantial value for its shareholders.

"Catalin Kilofliski"

Catalin Kilofliski

Chief Executive Officer

For further information, please contact:

Catalin Kilofliski, Chief Executive Officer

CANAGOLD RESOURCES LTD

Catalin@canagoldresources.com

Tel: (604)-685-9700

Website: www.canagoldresources.com

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